EXHIBIT 99.12

Venezuela: TotalEnergies exits from Petrocedeño

Paris, July 29, 2021 – TotalEnergies, through its affiliate Total Venezuela, has decided to transfer its non-operated minority participation of 30.32% in Petrocedeño S.A. to Corporation Venezonala de Petróleos (CVP), an affiliate of Petróleos de Venezuela (PDVSA). Equinor having also decided to transfer in parallel its participation of 9.67% in the company, PDVSA will own 100% of Petrocedeño.

Petrocedeño S.A. is a company that produces extra-heavy crude oil from the Orinoco Belt in Venezuela, transports it and transforms it into light crude oil.

“TotalEnergies’ strategy, approved by its shareholders in May 2021, aims at focusing new oil investments on low carbon intensity projects, which does not correspond to extra-heavy oil development projects in the Orinoco Belt”, commented Arnaud Breuillac, President Exploration & Production at TotalEnergies.

This transaction carried out for a symbolic amount in exchange of a broad indemnity in relation to the past and future participation of TotalEnergies’ in Petrocedeño, results in the recognition of an exceptional capital loss of $1.38 billion in the financial statements of TotalEnergies.

About TotalEnergies in Venezuela

In addition to its stake in Petrocedeño, TotalEnergies holds an interest of 69.50% in the Yucal Placer gas field (operated by Ypergas S.A., 30%), and in Plataforma Deltana block 4 with a 49% non-operated participating interest. In 2020, less than 0.5% of the Company’s combined Oil & Gas production came from Venezuela.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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